UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Terry Kennedy

c/o Off The Wall LLC

688 Childrens Way

Henderson, NV 89052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Terry Kennedy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,479,469(1)

	8.	Shared Voting Power: 6,500,000(2)

	9.	Sole Dispositive Power: 10,479,469(1)

	10.	Shared Dispositive Power: 6,500,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,979,469(1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by Amanda Kennedy, Mr. Kennedy’s spouse, and AF1 Public Relations LLC, an entity wholly-owned by Amanda Kennedy.

13.	Percent of Class Represented by Amount in Row (11): 12.3%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)Terry Kennedy is the record holder of 6,716,971 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”), and the direct beneficial owner of 3,762,498 shares of Common Stock, which are held in his name in a brokerage account at TD Ameritrade.

(2)Terry Kennedy is the indirect beneficial owner of (i) 2,500,000 shares of Common Stock held of record by Off the Wall LLC, a Nevada limited liability company and (ii) 4,000,000 shares of Common Stock held of record by Racing 123 LLC, a Nevada limited liability company.  Mr. Kennedy owns 50% of the membership interests in each of Off the Wall and Racing 123, and is the Manager of both Off the Wall and Racing 123.

(3)Based on 138,222,393 shares of Common Stock outstanding as of June 14, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Off the Wall LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,500,000(4)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,500,000(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.8%(5)

14.	Type of Reporting Person (See Instructions): 00

(4)Terry Kennedy is the Manager of Off the Wall and owns 50% of the membership interests in Off the Wall.

(5)Based on 138,222,393 shares of Common Stock outstanding as of June 28, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Racing 123 LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,000,000(6)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,000,000(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9%(7)

14.	Type of Reporting Person (See Instructions): OO

(6)Terry Kennedy is the Manager of Racing 123 and owns 50% of the membership interests in Racing 123.

(7)Based on 138,222,393 shares of Common Stock outstanding as of June 28, 2019.

CUSIP No. 399818103

Item 1.           Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed by Terry Kennedy to correct Terry Kennedy’s Schedule 13D, as amended (the “Original Statement”) which inadvertently misstated the number of shares of common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”) held by Mr. Kennedy due to an administrative error related to the number of shares held in Mr. Kennedy’s name in a brokerage account at TD Ameritrade.  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180, Henderson, NV 89074.

Item 3.           Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 of the Original Statement is amended and restated as follows:

Terry Kennedy is the record holder of 6,716,971 shares of Common Stock, and the direct beneficial owner of 3,762,498 shares of Common Stock, which are held in his name in a brokerage account at TD Ameritrade.  Of such shares, (i) 1,970,805 shares were issued to Mr. Kennedy on March 25, 2019 as compensation for his services as a consultant to the Issuer, (ii) 1,017,200 shares were issued to Mr. Kennedy on March 25, 2019 to settle certain liabilities owed by the Issuer valued at $67,000, (iii) 1,666,667 were purchased by Mr. Kennedy on April 12, 2019 in a private placement conducted by the Issuer for an aggregate purchase price of $100,000, and (iv) 2,062,299 shares were issued to Mr. Kennedy on March 15, 2019 as compensation for his services as a consultant to the Issuer.

Item 5.           Interest in Securities of the Issuer

Item 5(a) of the Original Statement is amended and restated as follows:

(a)Terry Kennedy is the beneficial holder of 16,979,469 shares of Common Stock of the Issuer, representing approximately 12.3% of the outstanding Common Stock of the Issuer.  He is the record holder of 6,716,971 shares and the direct beneficial owner of 3,762,498 shares which are held in his name in a brokerage account at TD Ameritrade.  The shares held at TD Ameritrade represents approximately 2.7% of the outstanding Common Stock of the Issuer. Mr. Kennedy has sole voting and dispositive power of all shares held in his name, including the shares held at TD Ameritrade, and has shared voting and dispositive power over the shares held by Off the Wall and Racing 123.

Off the Wall is the record holder of 2,500,000 shares of Common Stock of the Issuer, representing approximately 1.8% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of Off the Wall, owns 50% of the membership interests of Off the Wall and is an indirect beneficial owner of the shares held of record by Off the Wall.

Racing 123 is the record holder of 4,000,000 shares of Common Stock of the Issuer, representing approximately 2.9% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of Racing 123, owns 50% of the membership interests of Racing 123 and is an indirect beneficial owner of the shares held of record by Racing 123.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of June 14, 2019, 12.3% of the outstanding shares of Common Stock of the Issuer.

The foregoing beneficial ownership amounts exclude shares beneficially owned by Amanda Kennedy, Mr. Kennedy’s spouse, and AF1 Public Relations LLC, an entity wholly-owned by Amanda Kennedy, as to which as to which Mr. Kennedy disclaims beneficial ownership.  All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 138,222,393 shares of issued and outstanding Common Stock of the Issuer as of June 14, 2019, as reported on the Issuer’s Form 10-Q filed May 14, 2019 and after giving effect to the issuances by the Issuer on May 15, 2019 and June 7, 2019 as reported on the Issuer’s Current Reports on Form 8-K filed May 20, 2019 and June 14, 2019, respectively.

Item 5(d) is amended and restated as follows:

(d)                                 No person other than Terry Kennedy, Off the Wall, or Racing 123 is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock of the Issuer reported hereby.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	June 28, 2019

/s/ Terry Kennedy
Terry Kennedy

OFF THE WALL LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager

RACING 123 LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager